CONSENT OF PRICEWATERHOUSECOOPERS LLP

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2017 of B2Gold Corp. (the “Company”) of our report dated March 14, 2018 relating to the consolidated financial statements of the Company and the effectiveness of internal control over financial reporting, which appears in the Exhibit incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-218710, 333-192555, 333-200228 and 333-206811) of the Company of our report dated March 14, 2018 referred to above.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants
Vancouver, Canada

March 23, 2018